

November 30, 2011

Via E-mail
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re:** **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed July 28, 2011**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook, page 22

1.   We note your discussion of key technology trends. Tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to these opportunities and investments. In addition, tell us what consideration you gave to discussing and analyzing any other known trends, events and uncertainties specific to your company, such as those resulting from your strategic alliance with Nokia and the challenges associated with optimizing the adCenter platform

for the Yahoo! alliance. Refer to Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Other Income (Expense) and Income Taxes

Income Taxes, page 33

2.   We note that, in fiscal year 2011, U.S. income before income taxes declined, in dollar amount and as a percentage of the consolidated amount, which contrasts with the increase in foreign income before income taxes. Tell us what consideration you gave to including a discussion of the underlying factors contributing to these relative changes, including any tax planning strategies. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Application of Critical Accounting Policies

Goodwill, page 42

3.   We note your disclosure that the fair value of OSD has been the closest to its carrying value, among your reporting units. Tell us what consideration you gave to disclosing the percentage by which fair value exceeded the carrying value as of the date of the most recent test. Alternatively, you may consider disclosing an assertion that a material charge is unlikely even if step one failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350.

Notes to Financial Statements

Note 13 – Income Taxes

Uncertain Tax Positions, page 71

4.   Consistent with comment 5 from our letter dated February 10, 2011; we note that you disclose the tax years that remain subject to examination by the I.R.S. Tell us what consideration you gave to also including a description of the tax years that remain subject to examination by major tax jurisdictions outside the U.S. pursuant to ASC 740-10-50-15.e.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Frank Brod
Microsoft Corporation
November 30, 2011
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant